1-14828

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

RECD S.E.C.
AUG 8 2002
1086

02050248

P.E. 8-8-02

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

August 8, 2002

Telefónica Holding de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

PROCESSED
AUG 12 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

TELEFÓNICA HOLDING DE ARGENTINA S.A.

TABLE OF CONTENTS

Telefónica Holding de Argentina S.A.

FREE TRANSLATION

Buenos Aires, August 7, 2002

The Buenos Aires Stock Exchange
By hand

Re.: Notice of interest payment.

Dear Sir:

I am addressing you on behalf of Telefónica Holding de Argentina S.A., domiciled at Tucumán 1, 18th floor, and in compliance with the prevailing normative I hereby inform you of the payment of interest corresponding to the company's issuance of US$225,000,000 Series B Notes *(Obligaciones Negociables)* due in 2007.

9.75% Notes (*Obligaciones Negociables*) Series *B* for US$225,000,000 due 2007

a) Domicile where the payment will take place:
CO-Registrar and Paying Agent: The Bank of New York, 101 Barclay Street, New York, 10286
Paying Agent and Transfer Agent: Banco Rió de la Plata S.A. Bartolomé Mitre 480, Buenos Aires, Argentina

b) Hours in which the payment will take place: Bank hours

c) Payment date: August 14, 2002

d) Rate to be paid: 4.875% (Amount of interest to be paid $368,111.25)

e) Time period to which the payment corresponds: Time period beginning on February 14, 2002 and ending on August 14, 2002.

Very truly yours,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date: August 8, 2002

By: ______________________

Name: Fernando Raul Borio
Title: General Secretary